

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

May 3, 2010

Dr. Steve N. Slilaty
Chief Executive Officer
Sunshine Biopharma, Inc.
6100 Royalmount Avenue
Montreal, Quebec, Canada H4P 2R2

> **Re: Sunshine Biopharma, Inc.**
> **Schedule 14C**
> **Filed April 21, 2010**
> **File No. 000-52898**

Dear Dr. Slilaty:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the Form 8-K filed on October 20, 2009, which indicates that you executed an agreement to acquire Sunshine Biopharma, Inc. in exchange for 21,962,000 shares of your common stock and 850,000 shares of convertible preferred stock. Please explain to us whether shareholder approval was required for the merger or the issuance of stock to Sunshine Biopharma, Inc. Also, tell us whether shareholder approval was required for your name change to Sunshine Biopharma, Inc. If shareholder approval was required for one or more of the

above events, please describe to us how the solicitation of shareholder approval complied with the proxy rules.

2.   The Form 8-K filed on October 20, 2009 discloses disclose that your former Board of Directors approved a spin-off of your wholly owned subsidiary, Mountain West Beverage, Inc., to your shareholders of record as of October 14, 2009. Please provide us your analysis of why it was appropriate to conduct this spin-off without registration under the Securities Act. Please see Staff Legal Bulletin No. 4, which is available on our website at http://www.sec.gov/interps/legal/slbcf4.txt.

Purpose and Effect of the Increase in Authorized Capitalization

3.   The third paragraph under this heading states that the Board of Directors expects to undertake a private equity offering of your securities in the near future and that management is considering entering into certain consulting agreements that may require the issuance of common stock as consideration for the services to be performed. Please provide additional information regarding the private equity offering and issuance of common stock as consideration for consulting services as called for by Item 11(c) of Schedule 14A. Additionally, please furnish the financial information required by Item 13(a) of Schedule 14A or tell us why you do not believe Item 13(a) information is required to be disclosed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director